Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Honeywell International Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to Be Paid	Debt	4.850% Senior Notes Due 2024	457(r)	$400,000,000	99.983%	$399,932,000	0.0001102	$44,072.51

Fees to Be Paid	Debt	4.950% Senior Notes Due 2028	457(r)	$500,000,000	99.989%	$499,945,000	0.0001102	$55,093.94

Fees to Be Paid	Debt	5.000% Senior Notes Due 2033	457(r)	$1,100,000,000	99.018%	$1,089,198,000	0.0001102	$120,029.62

Fees Previously Paid	—	—	—	—	—	—		—

	Total Offering Amounts					$1,989,075,000		$219,196.07

	Total Fees Previously Paid							—

	Net Fee Due							$219,196.07